

Mailstop 3561

June 23, 2017

Bradley J. Dickerson
Chief Financial Officer
Blue Apron Holdings, Inc.
5 Crosby Street
New York, New York 10013

      Re: **Blue Apron Holdings, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 19, 2017
              File No. 333-218425

Dear Mr. Dickerson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 52

1. You indicate on page 51 that you estimate net proceeds from the sale of Class A common stock will be $448.6 million. Please tell us and disclose any additional adjustments used to arrive at the Pro Forma As Adjusted cash balance at March 31, 2017.

Dilution, page 55

2. We note that your pro forma as adjusted net tangible book value includes the automatic conversion of your outstanding convertible notes. We also note that the conversion is not shown in your pro forma balance sheet. Please revise the dilution table to separately show the impact of the conversion of the outstanding convertible notes from the impact of the sale of 30,000,000 shares at the assumed initial public offering price.

3. Please refer to the discussion starting at the bottom of the page regarding the scenario if underwriters elected to exercise their option to purchase additional shares of Class A common stock. We are unable to recalculate the immediate increase in net tangible book value per share after the offering or the immediate dilution in net tangible book value per share to new investors. Please advise or revise.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Benjamin C. Singer, Esq.
        Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
        David A. Westenberg, Esq., Wilmer Cutler Pickering Hale and Dorr LLP